UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Oragenics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

684023 30 2

(CUSIP Number)

Mark A. Catchur

Shumaker, Loop & Kendrick LLP

101 E. Kennedy Blvd. Suite 2800

Tampa, FL 33602

(813) 229-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684023-30 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Koski Family Limited Partnership 75-2707549
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,828,419 (1) (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,828,419 (1) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 1,828,419 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.09%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes (i) 1,286,483 shares of Oragenics Inc. common stock held directly; (ii) 300,000 shares of common stock able to be acquired upon conversion of Series B Preferred Stock and (iii) 241,936 shares of common stock able to be acquired based on warrants exercised.

(2)

Based upon 29,975,071 shares of Company common stock consisting of (i) 29,433,135 shares outstanding as of November 13, 2018 as represented by the Company’s Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018; (ii) 300,000 shares of common stock able to be acquired upon conversion of Series B Preferred Stock held by the Reporting Person; and (iii) 241,936 shares of common stock able to be acquired based on the exercise of outstanding warrants held by the Reporting Person.

CUSIP No. 684023-30 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christine L. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 157,254 (3) (See Item 5)
	8.	Shared Voting Power 1,828,419 (1) (4) (See Item 5)
	9.	Sole Dispositive Power 157,254 (See Item 5)
	10.	Shared Dispositive Power 1,828,419 (1) (4) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 1,985,673 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.62% (2)
14.	Type of Reporting Person (See Instructions) IN

(3)	Includes 157,254 shares of Oragenics Inc. common stock held directly by the Reporting Person.
(4)

Represents shares beneficially owned by the Koski Family Limited Partnership (“KFLP”) of which Ms. Koski is a general partner and may be deemed to have beneficial ownership. Ms. Koski disclaims beneficial ownership of the shares held by the KFLP except to the extent of her pecuniary interest.

CUSIP No. 684023-30 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 485,925 (5) (See Item 5)
	8.	Shared Voting Power 1,828,419 (1) (6) (See Item 5)
	9.	Sole Dispositive Power 485,925 (5) (See Item 5)
	10.	Shared Dispositive Power 1,828,419 (1) (6) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 2,314,344 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.68% (2)(6)
14.	Type of Reporting Person (See Instructions) IN

(5)

Includes (a) 277,839 shares owned directly by Mr. Robert Koski; (b) 53,086 shares owned by trusts which Mr. Koski serves as sole trustee as follows: the Robert Clayton Koski Trust for the benefit of Anthony James Hunter (10,760 shares); The Robert Clayton Koski Trust for the benefit of Hunter Buchanan Koski (10,760 shares); The Robert Clayton Koski Trust for the benefit of Clayton Ward Bennett (10,000 shares); and The Robert Clayton Koski Trust for the benefit of Robert Edward Koski (10,760 shares) and the Robert Clayton Koski Trust for the benefit of Elyse Margaux Koski (10,806 shares); and (c) 155,000 option shares able to be acquired upon the exercise of currently exercisable stock options granted to Mr. Koski as a non-employee director of the Company and excludes 14,000 option shares which have not yet vested.

(6)

Represents shares beneficially owned by the KFLP, of which Mr. Robert Koski is a general partner and may be deemed to have beneficial ownership. Mr. Koski disclaims beneficial ownership of the shares held by the KFLP except to the extent of his pecuniary interest for purposes of calculating the percent of the shares held by Mr. Koski includes the 155,000 shares Mr. Koski has the right to acquire based on currently outstanding and exercisable stock options.

CUSIP No. 684023-30 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Beverly L. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 2,800 (7) (See Item 5)
	8.	Shared Voting Power 1,828,419 (1) (8) (See Item 5)
	9.	Sole Dispositive Power 2,800 (7) (See Item 5)
	10.	Shared Dispositive Power 1,828,419 (1) (8) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 1,831,219 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.10% (2)
14.	Type of Reporting Person (See Instructions) IN

(7)	Represents 2,800 shares of Oragenics Inc. common stock held directly by Koski Management Inc. which Ms. Beverley Koski wholly owns.
(8)

Represents shares beneficially owned by the KFLP, of which Koski Management Inc. is a general partner. Ms. Beverly Koski is the sole shareholder of Koski Management, Inc. and disclaims beneficial ownership of the shares held by the KFLP except to the extent of her pecuniary interest through Koski Management, Inc.

CUSIP No. 684023-30 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas L. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 91,967(9) (See Item 5)
	8.	Shared Voting Power 1,828,419 (1) (10) (See Item 5)
	9.	Sole Dispositive Power 91,967 (9) (See Item 5)
	10.	Shared Dispositive Power 1,828,419 (1) (10) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 1,920,386 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.40% (2)
14.	Type of Reporting Person (See Instructions) IN

(9)	Represents 91,967 shares of Oragenics Inc. common stock held directly by the reporting person.
(10)

Represents shares beneficially owned directly by the KFLP, of which Mr. Thomas Koski is a general partner and may be deemed to have beneficial ownership. Mr. Thomas Koski disclaims beneficial ownership of the shares held by the KFLP except to the extent of his pecuniary interest.

Item 1.	Security and Issuer

This Amendment No. 12 to Schedule 13D ( “Amendment No. 12”) amends and supplements the statement on Schedule 13D originally filed on July 8, 2009, (the “Original Schedule 13D”), as it was previously amended and supplemented by Amendments 1-11 together with the Original Schedule 13D, collectively, referred to as the “Schedule 13D”) by the Reporting Persons (as defined below) relating to the common stock, par value $0.001 per share (“Common Stock”), of Oragenics, Inc., a Florida corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 4902 Eisenhower Boulevard, Suite 125, Tampa, Florida.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1)	Koski Family Limited Partnership (“KFLP”), a Texas partnership.

(2)	Christine L. Koski, the managing general partner of KFLP.

(3)	Robert C. Koski, a general partner of KFLP and a Director of the Issuer.

(4)	Beverly L. Koski, as sole shareholder of Koski Management Inc., a general partner of KFLP.

(5)	Thomas L. Koski, a general partner of KFLP.

KFLP is a Texas -based private family partnership principally engaged in the business of investing and managing its own private equity investments.

The business address for KFLP is 3525 Turtle Creek Boulevard, Unit 19-B, Dallas, Texas 75219.

Each of the individuals set forth in clauses (2) through (5) are United States citizens. The business address for each is c/o Koski Family Limited Partnership, 3525 Turtle Creek Boulevard, Unit 19-B, Dallas, Texas 75219.

KFLP and the individuals listed in clauses (2) through (5) above (collectively, the “Reporting Persons”) may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group.” The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed with the Original Schedule 13D and incorporated herein by reference. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. This report on Schedule 13D constitutes an amendment to the original report of the Reporting Group.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented and amended by the information below.

This Amendment No. 12 is being filed to report (i) open market purchases by Mr. Koski using his personal funds, consisting of an aggregate of 169,050 shares of the Issuer’s common stock purchased between September 14-September 18, 2018 (ii) the award by the Issuer of 125,000 options to purchase common stock to Mr. Robert Koski on September 27, 2018 as a non-employee director of the Company which options vested immediately, and (iii) the decrease in the Reporting Persons beneficial ownership resulting from the exercise of warrants issued in connection with the Company’s July 2018 public offering and the corresponding increase in the Company’s outstanding shares.

This Amendment is being filed to reflect the impact on the applicable Reporting Persons beneficial ownership of the Company’s shares resulting from the above.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented and amended by the information below.

The information in Item 3 of this Amendment No. 9 is incorporated herein by reference.

All of the securities of the Issuer were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Company to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is supplemented and amended by the information below.

This Amendment No. 12 is being filed to report (i) open market purchases by Mr. Koski using his personal funds, consisting of an aggregate of 169,050 shares of the Issuer’s common stock purchased between September 14-September 18, 2018 (ii) the award of 125,000 options to purchase common stock to Mr. Robert Koski on September 27, 2018 as a non-employee director of the Company which options vested immediately and; (iii) the decrease in the Reporting Persons beneficial ownership resulting from the exercise of warrants issued in connection with the Company’s July 2018 public offering and the corresponding increase in the Company’s outstanding shares.

As of December 31, 2018, the Reporting Persons beneficially own an aggregate of shares of Common Stock, or approximately 8.51% of the Common Stock then outstanding.

By virtue of their potential status as a “group” for purposes of Rule 13d- 5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a) and (b)

(1) The KFLP beneficially owns 1,828,419 shares of Common Stock (consisting of 1,286,483 shares owned directly and 541,936 shares able to be acquired upon conversion of Series B Preferred Stock and the exercise of warrants held by the KFLP), constituting 6.09% of the Common Stock of the Issuer outstanding as of November 13, 2018. The KFLP may be deemed to have shared voting power and investment power with respect to all shares of Common Stock referred to above.

(2) Christine L. Koski as a general partner of the KFLP, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the KFLP, constituting approximately 6.09% of the Common Stock of the Issuer outstanding as of November 13, 2018. Ms. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock. Ms. Koski directly owns 157,254 shares of common stock. Ms. Koski has sole voting and investment power with respect to these shares. Ms. Koski’s individual beneficial holdings constitute less than one percent of the Common Stock of the Issuer outstanding as of November 13, 2018 and together with the KFLP shares and warrants constitute 6.62%.

(3) Robert C. Koski as a general partner of the KFLP, may be deemed to be the beneficial owner of the 1,828,419 shares of Common Stock beneficially owned by the KFLP, constituting approximately 6.09% of the Common Stock of the Issuer outstanding as of November, 2018. Mr. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock. Mr. Koski directly beneficially owns 485,925 shares of common stock, consisting of 277,839 shares directly owned and 155,000 shares able to be acquired upon the exercise of stock options granted pursuant to our Director compensation program, of the Issuer outstanding as of November 13, 2018, Mr. Koski has 14,000 shares to be acquired upon the exercise of stock options which are not exercisable until June 22, 2019. Mr. Koski also may be deemed to be the beneficial owner of an aggregate of 53,086 shares of Common Stock owned by trusts of which Mr. Koski serves as sole trustee as follows: the Robert Clayton Koski Trust for the benefit of Anthony James Hunter (10,760 shares); The Robert Clayton Koski Trust for the benefit of Hunter Buchanan Koski (10,760 shares); The Robert Clayton Koski Trust for the benefit of Clayton Ward Bennett (10,000 shares); and The Robert Clayton Koski Trust for the benefit of Robert Edward Koski (10,760 shares) and the Robert Clayton Koski Trust for the benefit of Elyse Margaux Koski (10,806 shares). Mr. Koski has sole voting and investment power with respect to these shares. Mr. Koski’s beneficial individual holdings together with the trust holdings constitute 1.6 % of the Common Stock of the Issuer outstanding as of November 13, 2018 and together with the KFLP shares and warrants constitute 7.68%.

(4) Beverly L. Koski as the sole shareholder of Koski Management, Inc. (a general partner of the KFLP), may be deemed to be the beneficial owner of the 1,828,419 shares of Common Stock beneficially owned by the KFLP, constituting approximately 6.09% of the Common Stock of the Issuer outstanding as of November 13, 2018. Ms. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Koski Management, Inc. (solely owned by Beverly Koski) directly owns 2,800 shares of common stock. Ms. Koski has sole control of Koski Management, Inc. and thus sole voting and investment power with respect to these shares. Ms. Koski’s individual beneficial holdings constitute less than one percent of the Common Stock of the Issuer outstanding as of November 13, 2018 and together with the KFLP shares and warrants constitute 6.10%.

(5) Thomas L. Koski as the general partner of the KFLP, may be deemed to be beneficial owner of the 1,828,419 shares of Common Stock beneficially owned by the KFLP, constituting approximately 6.09% of the Common Stock of the Issuer outstanding as of November 13, 2018. Mr. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock. Mr. Koski owns 91,967 shares of common stock. Mr. Koski has sole voting and investment power with respect to these shares. Mr. Koski’s individual holdings constitute less than one percent of the Common Stock of the Issuer outstanding as of November 13, 2018 and together with the KFLP shares constitute 6.40%.

(c) To the best knowledge of the Reporting Persons, except for the transactions described in this statement, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 is hereby incorporated by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1**	Power of Attorney of the KFLP dated July 1, 2009.

Exhibit 99.2**	Power of Attorney of Christine L. Koski dated July 1, 2009.

Exhibit 99.3**	Power of Attorney of Robert C. Koski dated July 2, 2009.

Exhibit 99.4**	Power of Attorney of Thomas L. Koski dated July 2, 2009.

Exhibit 99.5**	Power of Attorney of Beverly Koski dated July 2, 2009.

Exhibit 99.6**	Joint Filing Agreement, dated July 8, 2009, by and among the Reporting Persons.

*	Filed as Exhibits to the Form 8-K filed on November 9, 2017.
**	Filed as Exhibits to the Original Schedule 13D filed on July 8, 2009 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: February 14, 2019

KOSKI FAMILY LIMITED PARTNERSHIP

By:	/s/ Christine L. Koski*
Christine L. Koski
General Managing Member

/s/ Christine L. Koski*
Christine L. Koski

/s/ Robert C. Koski*
Robert C. Koski

/s/ Thomas L. Koski*
Thomas L. Koski

/s/ Beverly Koski*
Beverly Koski

*By:	/s/ Mark A. Catchur
Mark A. Catchur
As Attorney-in-Fact

*

Mr. Mark A. Catchur is signing as Attorney-in-Fact pursuant to powers of attorney dated July 1, 2009 and July 2, 2009 granted by each Reporting Person, copies of which are filed as exhibits to the Original Schedule 13D filed on July 8, 2009 and incorporated herein by reference.

Index of Exhibits

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1**	Power of Attorney of the KFLP dated July 1, 2009.

Exhibit 99.2**	Power of Attorney of Christine L. Koski dated July 1, 2009.

Exhibit 99.3**	Power of Attorney of Robert C. Koski dated July 2, 2009.

Exhibit 99.4**	Power of Attorney of Thomas L. Koski dated July 2, 2009.

Exhibit 99.5**	Power of Attorney of Beverly Koski dated July 2, 2009.

Exhibit 99.6**	Joint Filing Agreement, dated July 8, 2009, by and among the Reporting Persons.

*	Filed as Exhibits to the Form 8-K filed on November 9, 2017.
**	Filed as Exhibits to the Original Schedule 13D filed on July 8, 2009 and incorporated herein by reference.

.